Exhibit 12

                    RATIO OF EARNINGS TO FIXED CHARGES

              Thirty-Nine Weeks Ended            Fiscal Year Ended
             February 25, February 26, May 28, May 29, May 30, May 31, May 26,
                   1996       1995      1995    1994    1993    1992    1991

Ratio of Earnings
 to Fixed Charges  7.56       5.50      4.10    6.18    8.62    9.28    8.06


For purposes of computing the ratio of earnings to fixed charges, earnings represent pretax income from continuing operations plus fixed charges (net of capitalized interest). Fixed charges represent interest (whether expensed or capitalized) and one-third (the proportion deemed representative of the interest factor) of rents of continuing operations.